Morrison Warren	Chapman and Cutler LLP
Partner	320 South Canal Street, 27th Floor
Chicago, Illinois 60606
T 312.845.3484
warren@chapman.com

July 25, 2024

VIA EDGAR CORRESPONDENCE

Mindy Rotter

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Exchange Listed Funds Trust (the “Registrant”), on behalf of its series,

Stratified LargeCap Index ETF and Stratified LargeCap Hedged ETF

File No. 333-279083

Dear Ms. Rotter:

This letter responds to your comments provided telephonically regarding the registration statement filed by the Registrant on Form N-14 (the “Registration Statement”) on June 7, 2024, on behalf of Stratified LargeCap Index ETF and Stratified LargeCap Hedged ETF, each a series of the Registrant (each, an “Acquiring Fund” and collectively, the “Acquiring Funds”), and Syntax Stratified LargeCap ETF, Syntax Stratified MidCap ETF, Syntax Stratified SmallCap ETF, Syntax Stratified U.S. Total Market ETF, Syntax Stratified U.S. Total Market Hedged ETF and Syntax Stratified Total Market II ETF (each, an “Acquired Fund,” and collectively, the “Acquired Funds” and together with the Acquiring Funds, the “Funds”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Funds, which is intended to respond to your comments.

Comment 1 – Capitalization Table

The Staff notes a Fund name is incorrectly listed in the capitalization table. The Syntax Stratified U.S. Total Market ETF is missing “U.S.” Please confirm in correspondence the Fund name will be corrected in a pre-effective amendment.

Response to Comment 1

The Registrant has revised the Registration Statement accordingly.

Comment 2 – Capitalization Table

Please review the outstanding share calculations disclosed in the capitalization table and determine whether a footnote should be added to the capitalization table to explain any rounding differences.

Response to Comment 2

The Registrant has revised the Registration Statement accordingly and included the requested disclosure.

Comment 3 – Capitalization Table

The Staff notes footnote (6) of the capitalization table includes disclosure indicating that the Stratified LargeCap Index ETF’s net assets will include “estimated transaction costs of repositioning of approximately $3,687.” Please explain why, as an Acquiring Fund, Stratified LargeCap Index ETF will incur repositioning costs prior to the effectuation of the Reorganization.

Response to Comment 3

As reflected in the section entitled “Portfolio Repositioning,” because each of the Syntax Stratified MidCap ETF and Syntax Stratified SmallCap will be taxable transactions and have no portfolio overlap with the Acquiring Fund (Stratified LargeCap Index ETF), each of the Syntax Stratified MidCap ETF and Syntax Stratified SmallCap ETF will convert its existing holdings to cash in advance of the Reorganization. The Acquiring Fund will reinvest that cash following the Reorganization in accordance with the Acquiring Fund’s strategy. The brokerage cost to the Acquiring Fund to reposition that cash into securities comprising the Acquiring Fund’s index is estimated to be approximately $3,687.

Comment 4 – Portfolio Repositioning

In the section entitled “Portfolio Repositioning,” there is disclosure indicating that the Syntax Stratified U.S. Total Market ETF, Syntax Stratified Total Market II ETF, and Syntax Stratified U.S. Total Market Hedged ETF are expected to reposition their portfolios in advance of the Reorganization. However, the Staff notes that the capitalization table does not disclose any estimated transaction costs in connection with the repositioning of these Funds’ portfolios. Please explain in correspondence why the repositionings of these portfolios are not expected to incur transaction costs, or revise the capitalization table in a pre-effective amendment to the Registration Statement to include estimates of such costs.

Response to Comment 4

The Registrant has reconfirmed with the Acquired Fund’s investment adviser its expected approach to repositioning and transaction costs and will revise applicable disclosures. The Syntax Stratified U.S. Total Market ETF, Syntax Stratified Total Market II ETF, and Syntax Stratified U.S. Total Market Hedged ETF are expected to convert their current holdings to securities aligned with the Acquiring Fund (Stratified LargeCap Index ETF) by utilizing cash creation orders and then investing that cash in securities comprising the Acquired Fund’s portfolio in advance of the Reorganization. A revised capitalization table with corrected and updated information will be included in the next pre-effective amendment to the Registration Statement and is reflected below for the Staff’s reference:

Capitalization.

The following tables set forth the capitalization of the Acquired Funds and the Acquiring Funds as of June 26, 2024, and on a pro forma basis after giving effect to the Reorganization. Pursuant to their investment strategies, certain Acquired Funds, Syntax Stratified U.S. Total Market ETF, Syntax Stratified Total Market II ETF and Syntax Stratified U.S. Total Market Hedged ETF, hold shares of other Acquired Funds, Syntax Stratified LargeCap ETF, Syntax Stratified MidCap ETF and Syntax Stratified SmallCap ETF. However, as each of Syntax Stratified U.S. Total Market ETF, Syntax Stratified Total Market II ETF and Syntax Stratified U.S. Total Market Hedged ETF undergoes the portfolio repositioning described above, it will redeem all the shares owned of each of Syntax Stratified LargeCap ETF, Syntax Stratified MidCap ETF and Syntax Stratified SmallCap ETF. Therefore, when giving effect to the Reorganization, the net assets and shares outstanding of Syntax Stratified LargeCap ETF, Syntax Stratified MidCap ETF and Syntax Stratified SmallCap ETF will be less than they were on June 26, 2024 (and thus as they are presented in the capitalization tables below) because such shares will have been fully redeemed by Syntax Stratified U.S. Total Market ETF, Syntax Stratified Total Market II ETF and Syntax Stratified U.S. Total Market Hedged ETF pursuant to each’s portfolio repositioning. The number of shares of Syntax Stratified LargeCap ETF, Syntax Stratified MidCap ETF and Syntax Stratified SmallCap ETF held by each of Syntax Stratified U.S. Total Market ETF, Syntax Stratified Total Market II ETF and Syntax U.S. Total Market Hedged ETF as of June 26, 2024 that will be redeemed are set forth below.

Redeeming Fund	Shares to Be	Shares to Be	Shares to Be
	Redeemed of	Redeemed of	Redeemed of
	Syntax Stratified LargeCap ETF	Syntax Stratified MidCap ETF	Syntax Stratified SmallCap ETF
SYUS	240,210	50,491	24,743
SYII	91,508	19,235	9,427
SHUS	354,231	74,452	36,487
Total	685,949	144,178	70,657

The rows entitled “Adjustments to Reflect Anticipated Redemptions” in the capitalization tables below further reflect the decrease in net assets and shares outstanding for each of Syntax Stratified LargeCap ETF, Syntax Stratified MidCap ETF and Syntax Stratified SmallCap ETF that can be anticipated when their shares are redeemed by Syntax Total Market ETF, Syntax Total Market II ETF and Syntax U.S. Total Market Hedged ETF. The capitalization table for the Stratified LargeCap Index ETF Reorganization is presented first, followed by the table for the Stratified LargeCap Hedged ETF Reorganization.

Stratified LargeCap Index ETF Reorganization	Net Assets ($)	Shares Outstanding	Net Asset Value Per Share (1)
Fund Capitalization as of June 26, 2024
Syntax Stratified LargeCap ETF	$94,080,671	1,250,000	$75.26
Adjustments to Reflect Anticipated Redemptions	$(51,627,634) (2)	(685,949)
Syntax Stratified MidCap ETF	$11,580,105	275,000	$42.11
Adjustments to Reflect Anticipated Redemptions	$(6,071,260) (3)	(144,178)
Syntax Stratified SmallCap ETF	$17,069,230	400,000	$42.67
Adjustments to Reflect Anticipated Redemptions	$(3,015,151) (4)	(70,657)
Syntax Stratified U.S. Total Market ETF	$21,273,537	450,000	$47.27
Adjustments	$(4,760) (5)
Syntax Stratified Total Market II ETF	$8,104,298	175,000	$46.31
Adjustments	$(4,116) (6)
Stratified LargeCap Index ETF (pro forma)	$91,385,348(7)	1,214,189	$75.26

(1)	Net Asset Value (NAV) Per Share amounts are rounded to two decimals for presentation purposes. Calculation of Net Asset and Adjustment values use unrounded amounts and may cause the sum of pro forma net assets of the Acquiring Fund not to reconcile to the two decimal NAV presented.
(2)	Reflects the decrease in net assets that would be experienced had the redemption occurred on June 26, 2024, based upon a full redemption of all the shares held by the Redeeming Fund at the Syntax Stratified LargeCap ETF’s NAV Per Share on June 26, 2024. The actual decrease in the Fund’s net assets will depend upon the NAV Per Share of the Fund when such redemptions occur, which could be greater or lesser than $75.26 (rounded).
(3)	Reflects the decrease in net assets that would be experienced had the redemption occurred on June 26, 2024, based upon a full redemption of all the shares held by the Redeeming Fund at the Syntax Stratified MidCap ETF’s NAV Per Share on June 26, 2024. The actual decrease in the Fund’s net assets will depend upon the NAV Per Share of the Fund when such redemptions occur, which could be greater or lesser than $42.11(rounded).
(4)	Reflects the decrease in net assets that would be experienced had the redemption occurred on June 26, 2024, based upon a full redemption of all the shares held by the Redeeming Fund at the Syntax Stratified SmallCap ETF’s NAV Per Share on June 26, 2024. The actual decrease in the Fund’s net assets will depend upon the NAV Per Share of the Fund when such redemptions occur, which could be greater or lesser than $42.67 (rounded).
(5)	Estimated transaction costs of repositioning.
(6)	Estimated transaction costs of repositioning.
(7)	Includes post-Reorganization estimated transaction costs of repositioning of $3,687.

Stratified LargeCap Hedged ETF Reorganization Fund Capitalization as of June 26, 2024	Net Assets ($)	Shares Outstanding	Net Asset Value Per Share
Syntax Stratified U.S. Total Market Hedged ETF	$32,396,079	800,000	$40.50
Stratified LargeCap Hedged ETF (pro forma)	$32,396,079	800,000	$40.50

* * * * * * * * * * * * * * * * * * * * *

Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Richard Malinowski, Esq., Vice President and Secretary of Exchange Listed Funds Trust
Richard Coyle, Esq., Partner, Chapman and Cutler LLP